Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Goodrich Petroleum Corporation and Subsidiary for the registration of $275,000,000 of 8.875% Senior Notes due 2019 and to the incorporation by reference therein of our report dated February 22, 2011 (except for Note 17, as to which the date is January 6, 2012), with respect to the consolidated financial statements of Goodrich Petroleum Corporation and Subsidiary included in its Current Report (Form 8-K) dated January 6, 2012 for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Houston, Texas

January 10, 2012